Exhibit 4.16
OHIO DEPARTMENT OF DEVELOPMENT

Bob Taft	Bruce Johnson
Governor	Director
June 5, 2006
Mr. David Provenzano
First Solar
28101 Cedar Park Blvd.
Perrysburg, Ohio 43551

RE:	Modification of a certain covenant contained in the Loan Agreement between the Director of Development of the State of Ohio, (the Director) and First Solar, LLC dated December 1, 2003 (Loan Agreement).
Dear Mr. Provenzano:
The Ohio Department of Development (ODOD) has reviewed First Solar, LLC’s (the “Company”) April 26, 2006 request to modify Section 5.4 e (i) of the Loan Agreement requiring the Company to submit an annual audited report to ODOD within ninety (90) days of the end of each of the Company’s fiscal periods. ODOD has approved this request for the fiscal period ending December 31, 2005. The Company must submit the annual audited report for this fiscal period by September 1, 2006.
Please note this modification applies only for the above referenced Section of the Loan Agreement and is only valid for the fiscal year ending December 31, 2005. Any further modifications to the requirements of the Loan Agreement must be submitted to ODOD in writing and will be considered on the request’s individual merits.
If you have any questions regarding this matter, please contact William Sheehan of my staff at (614) 466-0653.
Sincerely,
/s/ Bruce Johnson
Lt. Governor Bruce Johnson
Director
BJ/ws
77 S. High St., P.O. Box 1001, Columbus, Ohio 43216-1001 (614) 466-2480